Exhibit 23.3

September 16, 2011

Taylor Browning

Senior Corporate Counsel

Enphase Energy, Inc.

201 1st Street, Suite 100

Petaluma, CA 94952

RE:	Westinghouse Solar’s Market Research

Dear Mr. Browning,

This letter acknowledges the authorization provided by Westinghouse Solar to Enphase Energy, Inc. (“Enphase”) whereby Westinghouse Solar:

1.	Consents to the naming of Westinghouse Solar, in connection with Westinghouse Solar’s study comparing the performance of Enphase microinverters and central inverters installed in North America during 2009 and 2010 (the “Research”), in the registration statement on Form S-1, including all amendments thereto, and related prospectus of Enphase for the registration of shares of Enphase’s common stock, originally filed with the Securities and Exchange Commission on June 15, 2011, File No. 333-174925 (the “Registration Statement”); and

2.	Consents to the inclusion of references to the Research, as quoted below, in the Registration Statement:

“Based on data from a sample of 2009 and 2010 North American residential and small commercial installations, Westinghouse Solar indicates that our microinverters have a failure rate of 0.207% compared to a significantly higher failure rate of 9.43% for traditional central inverters.”

This letter further certifies that the references from the Registration Statement quoted above are accurate depictions of the Research and provides Westinghouse Solar consents to the inclusion of this letter as an exhibit to the Registration Statement.

Sincerely,

Westinghouse Solar

BY:	/s/ Barry Cinnamon
Name: Barry Cinnamon
Title: Chief Executive Officer